November 4, 2013
Via EDGAR and E-mail
United States Security and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re: CST Brands, Inc.
Registration Statement on Form S-1
Filed September 13, 2013
File No. 333-191162

Dear Ms. Ransom:
Pursuant to discussions with the staff (the “Staff”) of the Securities and Exchange Commission, CST Brands, Inc. (the “Company”) hereby submits proposed additional disclosure regarding the financial results of the Company for the three and nine months ended September 30, 2013 to be included in the above referenced Registration Statement on Form S-1 (the “Registration Statement”) of the Company. The following disclosure will be included in a future amendment to the Registration Statement within the “Summary” section:
Recent Developments
Third Quarter 2013 Update
Although our financial statements for the three and nine months ended September 30, 2013 are not yet complete, certain preliminary estimated financial information is available. Based on such preliminary estimated financial information, we estimate the following consolidated and combined statements of income information (in millions of dollars):

United States Securities and Exchange Commission
November 4, 2013

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Operating revenues	$3,316	$3,382	$9,715	$9,939
Cost of sales	3,026	3,137	8,900	9,110
Gross margin	290	245	815	829
Operating expenses:
Operating expenses	169	168	489	484
General and administrative expenses	21	15	56	44
Depreciation, amortization and accretion expense	30	27	90	83
Asset impairments	2	—	2	—
Total operating expenses	222	210	637	611
Operating income	68	35	178	218
Other income, net	1	1	3	1
Interest expense	(10)	—	(17)	—
Income before income tax expense	59	36	164	219
Income tax expense	18	12	59	73
Net income	$41	$24	$105	146
Significant items impacting these results include:

•
Operating revenues decreased approximately 2% for each of the three and nine month periods compared to the same periods of 2012. Wholesale motor fuel prices were generally lower during the three and nine months ended September 30, 2013 compared to the same periods of 2012. Correspondingly, our operating revenues were lower during the 2013 periods as our retail price correlates with the wholesale price of motor fuel. Our motor fuel gallons sold also declined during these periods. Included in the operating revenues decline is a decline of $55 million and $84 million for the three and nine months ended September 30, 2013, respectively, due to the weakness of the Canadian dollar relative to the U.S. dollar.

•
We experienced a $45 million improvement in gross margin during the third quarter of 2013, primarily attributable to crude oil price volatility. The West Texas Intermediate, or WTI, crude oil price per barrel increased 8% during the third quarter of 2013. This compares to the WTI crude oil price per barrel increasing approximately 14% during the third quarter of 2012. The $14 million decline in gross margin for the nine months ended September 30, 2013 was primarily the result of the volatility of crude oil prices in the second quarter of 2012 causing exceptional motor fuel gross margins during the second quarter of 2012. The WTI crude oil price per barrel decreased 20% in the second quarter of 2012 as compared to a WTI price per barrel increase of 4% for the second quarter of 2013. As more fully discussed under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operation—The Significance of Crude Oil Prices on Our Revenues and Cost of Sales,” during periods of crude oil price increases, we tend to experience decreased motor fuel gross margins. Conversely, during periods of crude oil price declines, we tend to experience more favorable motor fuel gross margins.

•
Depreciation, amortization and accretion expense increased $3 million and $7 million during the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012 as a result of an increase in the average number of convenience stores, primarily from our acquisition of Crackerbox and new to industry convenience stores.

•
General and administrative expenses increased $6 million and $12 million during the three and nine months ended September 30, 2013, respectively, compared to the same periods of 2012 as a result of higher actual expenses as a stand-alone, publicly-traded company.

United States Securities and Exchange Commission
November 4, 2013

•
Interest expense increased $10 million and $17 million during the three and nine months ended September 30, 2013, respectively, compared to the same period of 2012 as a result of our $1.05 billion of new debt issued in connection with the separation and distribution.

•	We identified and recorded $2 million of asset impairments in the third quarter of 2013 in our Retail–U.S. segment.
Consolidated cash balances as of September 30, 2013 were approximately $424 million and total debt and capital lease obligations outstanding were approximately $1.048 billion as of September 30, 2013.
The above information does not represent a comprehensive statement of our financial results for the three and nine months ended September 30, 2013. The final comprehensive statement of our financial results for the three and nine months ended September 30, 2013 may vary from our current expectations and may be different from the information described above as our quarterly financial statement close process is not yet complete and additional developments and adjustments may arise between now and the time the financial results for this period are finalized. Accordingly, you should not place undue reliance on the preliminary estimated financial information.
Capital Expenditures
We expect total capital expenditures for 2013 to be approximately $220 million, which includes nonrecurring capital costs associated with IT infrastructure of approximately $18 million.
* * * * *
The Company seeks confirmation from the Staff that it may launch the offering with such additional disclosure included in a future amendment to the Registration Statement to be filed prior to launch of the offering.
Please contact Tammy Floyd, Vice President and Controller of the Company, at (210) 692-2764 or Gerry Spedale of Baker Botts L.L.P. at (713) 229-1734 with any questions or if you require additional information.
Sincerely,

/s/ Tammy V. Floyd
Tammy V. Floyd
Vice President and Controller